SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE OF 1934
                               (AMENDMENT NO. 3)*

                                   EQUANT N.V.
                                ----------------
                                (NAME OF ISSUER)

                                 ORDINARY SHARES
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    29440910
                                 --------------
                                 (CUSIP NUMBER)

                               FRANCE TELECOM S.A.
                                 PIERRE HILAIRE
                        DIRECTOR OF FINANCIAL INFORMATION
                               6, PLACE D'ALLERAY
                          75505 PARIS CEDEX 15, FRANCE
                             (011-33-1) 44-44-22-22
           -----------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 28, 2004
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                               --------------------------
CUSIP NO. 29440910                                    PAGE  2  OF  15  PAGES
-----------------------                               --------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      FRANCE TELECOM S.A.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
      OO, PF, AF, WC AND/OR BK
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      FRANCE
--------------------------------------------------------------------------------
                            SOLE VOTING POWER
                        7
                            -0-
   NUMBER OF           ---------------------------------------------------------
    SHARES                  SHARED VOTING POWER
 BENEFICIALLY           8
OWNED BY EACH               158,567,348 ORDINARY SHARES (AFTER CONVERSION OF
  REPORTING                 THE 10,000,000 CONVERTIBLE PREFERENCE SHARES INTO
 PERSON WITH                10,000,000 NEWLY ISSUED ORDINARY SHARES)
                       ---------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                        9
                            -0-
                       ---------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                        10
                            158,567,348 ORDINARY SHARES (AFTER CONVERSION OF
                            THE 10,000,000 CONVERTIBLE PREFERENCE SHARES INTO
                            10,000,000 NEWLY ISSUED ORDINARY SHARES)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      158,567,348 ORDINARY SHARES (AFTER CONVERSION OF
      THE 10,000,000 CONVERTIBLE PREFERENCE SHARES INTO
      10,000,000 NEWLY ISSUED ORDINARY SHARES)
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      54.2% (AFTER CONVERSION OF THE 10,000,000 CONVERTIBLE PREFERENCE SHARES INTO 10,000,000 NEWLY ISSUED ORDINARY SHARES)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO (SOCIETE ANONYME)
--------------------------------------------------------------------------------

                               Page 2 of 15 Pages

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      ATLAS SERVICES BELGIUM S.A. (f/k/a ATLAS TELECOMMUNICATIONS S.A.)
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
      OO, PF, AF, WC AND/OR BK
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      BELGIUM
--------------------------------------------------------------------------------
                            SOLE VOTING POWER
                        7
                            -0-
   NUMBER OF           ---------------------------------------------------------
    SHARES                  SHARED VOTING POWER
 BENEFICIALLY           8
OWNED BY EACH               158,567,348 ORDINARY SHARES (AFTER CONVERSION OF
  REPORTING                 THE 10,000,000 CONVERTIBLE PREFERENCE SHARES INTO
 PERSON WITH                10,000,000 NEWLY ISSUED ORDINARY SHARES)
                       ---------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                        9
                            -0-
                       ---------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                        10
                            158,567,348 ORDINARY SHARES (AFTER CONVERSION OF
                            THE 10,000,000 CONVERTIBLE PREFERENCE SHARES INTO
                            10,000,000 NEWLY ISSUED ORDINARY SHARES)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      158,567,348 ORDINARY SHARES (AFTER CONVERSION OF
      THE 10,000,000 CONVERTIBLE PREFERENCE SHARES INTO
      10,000,000 NEWLY ISSUED ORDINARY SHARES)
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      54.2% (AFTER CONVERSION OF THE 10,000,000 CONVERTIBLE PREFERENCE SHARES INTO 10,000,000 NEWLY ISSUED ORDINARY SHARES)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO (SOCIETE ANONYME)
--------------------------------------------------------------------------------

                               Page 3 of 15 Pages

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      COGECOM S.A.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
      OO, PF, AF, WC AND/OR BK
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      FRANCE
--------------------------------------------------------------------------------
                            SOLE VOTING POWER
                        7
                            -0-
   NUMBER OF           ---------------------------------------------------------
    SHARES                  SHARED VOTING POWER
 BENEFICIALLY           8
OWNED BY EACH               158,567,348 ORDINARY SHARES (AFTER CONVERSION OF
  REPORTING                 THE 10,000,000 CONVERTIBLE PREFERENCE SHARES INTO
 PERSON WITH                10,000,000 NEWLY ISSUED ORDINARY SHARES)
                       ---------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                        9
                            -0-
                       ---------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                        10
                            158,567,348 ORDINARY SHARES (AFTER CONVERSION OF
                            THE 10,000,000 CONVERTIBLE PREFERENCE SHARES INTO
                            10,000,000 NEWLY ISSUED ORDINARY SHARES)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      158,567,348 ORDINARY SHARES (AFTER CONVERSION OF
      THE 10,000,000 CONVERTIBLE PREFERENCE SHARES INTO
      10,000,000 NEWLY ISSUED ORDINARY SHARES)
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      54.2% (AFTER CONVERSION OF THE 10,000,000 CONVERTIBLE PREFERENCE SHARES INTO 10,000,000 NEWLY ISSUED ORDINARY SHARES)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO (SOCIETE ANONYME)
--------------------------------------------------------------------------------

                               Page 4 of 15 Pages

ITEM 1.  SECURITY AND ISSUER.
         --------------------

         This  Amendment No. 3 ("Amendment  No. 3") amends and  supplements  the
Schedule 13D ("Schedule 13D") of France Telecom, a societe anonyme organized under the laws of the Republic of France ("France Telecom"), and Atlas Services Belgium (formerly known as Atlas Telecommunications), a societe anonyme organized under the laws of Belgium and an indirect substantially wholly owned subsidiary of France Telecom ("Atlas"), filed with the U.S. Securities and Exchange Commission (the "SEC") on November 29, 2001, as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on February 8, 2001, and as further amended by Amendment No. 2 to the Schedule 13D, filed with the SEC on July 2, 2001, with respect to the ordinary shares, nominal value (euro)0.01 per share ("Equant Shares"), and the convertible preference shares, nominal value
(euro)0.01 per share ("Equant Preferred Shares"), of Equant N.V., a corporation (naamloze vennootschap) organized under the laws of The Netherlands ("Equant") beneficially owned by France Telecom and Atlas. Equant's principal offices are located at Heathrowstraat 10, 1043 CH Amsterdam, The Netherlands.

         Pursuant to Rule 13d-2(e) under the U.S. Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), this Amendment No. 3 sets forth the entire text of the Schedule 13D by incorporating by reference Exhibits 10, 11 and 12 hereto (without setting forth previously filed exhibits).

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

         Item 2 of the Schedule 13D is amended and supplemented as follows:

         (a), (b), (c) and (f). This Amendment No. 3 adds a new reporting person to the Schedule 13D. This Amendment No. 3 is being filed by (i) France Telecom,
(ii) Atlas and (iii) Cogecom, a societe anonyme organized under the laws of the Republic of France and a direct substantially wholly owned subsidiary of France Telecom ("Cogecom"). France Telecom, Atlas and Cogecom are sometimes referred to herein as the "Reporting Persons". Pursuant to Rule 13d-1(k) under the Securities Exchange Act, the Reporting Persons have agreed to file one statement with respect to their beneficial ownership of the Equant Shares and Equant Preferred Shares.

         Schedules I and II to the Schedule 13D have been amended to reflect changes in the composition of the respective management structures and board of directors of France Telecom and Atlas.

         The principal business activities of Atlas relate to the holding and financing of interests in certain subsidiaries of France Telecom. The address of Atlas' principal offices (where Atlas carries out its principal business) is 149, rue du Colonel Bourg, 1140 Brussels, Belgium. The name, citizenship, business address and present principal occupation or employment of each of the directors of Atlas are set forth in Schedule II to this Amendment No. 3.

         The principal business activities of Cogecom relate to the holding and financing of interests in certain subsidiaries of France Telecom, including Atlas. The address of Cogecom's principal offices (where Cogecom carries out its principal business) is 6, place

                               Page 5 of 15 Pages
d'Alleray, 75505 Paris Cedex 15, France. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of Cogecom are set forth in Schedule III to this Amendment No. 3.

         (d), (e). During the last five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, none of the persons identified in Schedules I through III, as applicable, of such Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and supplemented to include the following as its two last paragraphs:

         The outstanding contingent value rights were redeemed by France Telecom on July 8, 2004 for (euro)2,015 million in cash.

         Each Reporting Person expects that any transaction it may undertake with respect to Equant in furtherance of the purposes described in Item 4 below would be financed through one or more of the sources of funds identified on its respective cover page to this Amendment No. 3.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended as provided below.

         The introductory section on Item 4 is amended and supplemented by adding the following two paragraphs immediately after the paragraph referring to the purpose of the merger of Global One and Equant on June 29, 2001 for France Telecom and Atlas:

         On October 28, 2004, asked during an analysts' conference call whether France Telecom has "any further thoughts on what to do with Equant and when to do it", Michel Combes, Chief Financial Officer of France Telecom, stated that "[t]he priority of Equant at that stage is really to manage the transformation from a transmission-type company to a service-type company. This transformation is under way", that "[f]or the rest which you are referring to, there is no decision at that stage whatsoever" and that "all the scenaria are open."

         Accordingly, the Reporting Persons expect to evaluate on an ongoing basis the business, performance, financial condition and prospects of Equant and the Reporting Persons, the market for Equant Shares or other securities and other opportunities available to the Reporting Persons, industry and general economic conditions, financial and stock market conditions and other future developments, with a view to taking strategic or other steps when and as appropriate. Each of the Reporting Persons reserves the right, at any time and from time to time, to develop intentions, plans or proposals with respect to Equant or its business

                               Page 6 of 15 Pages
         or change such intentions, plans or proposals, take any action in any manner permitted by law as it deems appropriate (including, without limitation, any and all action contemplated in Item 4 (a) through (j) of the form of
Schedule 13D (Rule 13d-101) under the Securities and Exchange Act), as well as not to pursue any such intentions, plans or proposals and not to take any such action. Each Reporting Person may consult from time to time with Equant and its management on such matters.

         Paragraphs (a) through (j) of Item 4 (the respective caption of each of which is hereby amended and restated to read as in the parenthetical next to the reference to such paragraph contained in the immediately following sentence) are hereby amended as follows. Each of paragraphs (a)(Acquisition or Disposal of Equant Securities), (b)(Contribution of Global One to Equant; Extraordinary Transactions), (c)(Sale or Transfer of Material Assets of Equant), (d)(Changes in the Management of Equant), (e)(Material Changes in the Present Capitalization or Dividend Policy of Equant), (f)(Material Changes in Equant Business or Corporate Structure), (g)(Changes in Equant Articles of Association),
(h)(Delisting  of  Equant  Shares),  (i)(Deregistration  of Equant  Shares)  and
(j)(Other Similar Actions) is hereby amended and supplemented to add at the end thereof the phrase "Reference is made to the second and third introductory paragraphs to Item 4." and, in the case of Item 4(g) only, to further add the following before the beginning of such phrase: "Equant's Articles of Association were amended on June 29, 2001 to reflect the issuance of Equant Preferred Shares described in Item 3 and the changes in the management of Equant described in
Item 4(d)." In addition, the first paragraph of Item 4(a) is amended and restated in its entirety to read "Certain relevant contractual arrangements are described below.", Items 4(b), (e) and (g) are amended to replace references to specific paragraphs of Item 3 by references to Item 3 and the previously existing text of Items 4(h), (i) and (j) is hereby deleted.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

         (a) As of October 28, 2004, assuming the conversion of the 10,000,000 Equant Preferred Shares into 10,000,000 newly issued Equant Shares as described in Item 3, the Reporting Persons beneficially owned 158,567,348 Equant Shares representing 54.2% all of the issued and outstanding Equant Shares.

         (b) As of October 28, 2004, the Reporting Persons owned the sole power to vote and dispose of 148,567,348 Equant Shares and 10,000,000 Equant Preferred Shares, as described in Item 3. Equant Preferred Shares carry one vote per share and vote together with the Equant Shares as a single class.

         (c) To the knowledge of each of the Reporting Persons, none of the persons listed in Schedules I, II, or III hereto, as applicable, own any material amount of Equant Shares or have, during the past 60 days, effected any material transactions in Equant Shares.


                               Page 7 of 15 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         Reference is made to Items 3, 4(a) and 4(e).


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.          Description
-----------          -----------

       (10) Schedule 13D of France Telecom S.A. and Atlas Services Belgium S.A. (formerly known as Atlas Telecommunications S.A.) ("Schedule 13D") with respect to the ordinary shares and convertible preference shares of Equant N.V. filed on November 29, 2000

       (11)          Amendment  No. 1 to the  Schedule  13D filed on February 8,
                     2001

       (12)          Amendment No. 2 to the Schedule 13D filed on July 2, 2001

       (13) Joint Filing Agreement and Power of Attorney of France Telecom S.A., Atlas Services Belgium S.A. and Cogecom S.A. pursuant to Rule 13d-1(k)

                               Page 8 of 15 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2004

                                  France Telecom S.A.

                                  By: /S/ PIERRE HILAIRE
                                     -----------------------------------------
                                     Name:  Pierre Hilaire
                                     Title: Director of Financial Information


                                  Atlas Services Belgium S.A.

                                  By: /S/ PIERRE HILAIRE
                                     -----------------------------------------
                                     Name:  Pierre Hilaire
                                     Title: Attorney-in-fact


                                  Cogecom S.A.

                                  By: /S/ PIERRE HILAIRE
                                     -----------------------------------------
                                     Name:  Pierre Hilaire
                                     Title: Chairman and Chief Executive
                                            Officer






                               Page 9 of 15 Pages

                                  EXHIBIT INDEX

Exhibit No.          Description
-----------          -----------

       (10) Schedule 13D of France Telecom S.A. and Atlas Services Belgium S.A. (formerly known as Atlas Telecommunications S.A.) ("Schedule 13D") with respect to the ordinary shares and convertible preference shares of Equant N.V. filed on November 29, 2000

       (11)          Amendment  No. 1 to the  Schedule  13D filed on February 8,
                     2001

       (12)          Amendment No. 2 to the Schedule 13D filed on July 2, 2001

       (13) Joint Filing Agreement and Power of Attorney of France Telecom S.A., Atlas Services Belgium S.A. and Cogecom S.A. pursuant to Rule 13d-1(k)








                               Page 10 of 15 Pages

                                   SCHEDULE I

         The following are the directors and executive officers of FRANCE TELECOM S.A. as of October 28, 2004 and, their principal occupation or employment. The business address of all such persons for purposes of this
Schedule 13D is FRANCE TELECOM S.A., 6, place d'Alleray, 75505 Paris Cedex 15, France. Each of such directors and executive officers is a citizen of France, except for Sanjiv Ahuja who is a citizen of the United States.

DIRECTORS
---------
                           NAME                                        PRINCIPAL OCCUPATION
                           ----                                        --------------------
MEMBERS ELECTED BY THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS

Thierry Breton..........................................    Chairman and Chief Executive Officer

Bernard Dufau...........................................    Strategy Consultant

Arnaud Lagardere........................................    Chairman of Lagardere SCA

Henri Martre............................................    Honorary Chairman of Aerospatiale

Stephane Richard........................................    Chief Operating Officer of Veolia Environnement

Marcel Roulet...........................................    Honorary Chairman of France Telecom

Jean Simonin............................................    Former Managing Director, France Telecom Residential
                                                            Branch, Toulouse

MEMBERS APPOINTED BY DECREE OF THE FRENCH STATE

Pierre-Mathieu Duhamel..................................    Budget Director, French Ministry of the Economy,
                                                            Finance and Industry

Jean-Pierre Jouyet......................................    Ambassador in charge of the international economic
                                                            questions

Jacques de Larosiere....................................    Advisor to BNP Paribas

Denis Samuel Lajeunesse.................................    General Director of the French State Participation
                                                            Agency

Henri Serres............................................    Managing Director of Information Systems Security,
                                                            General Secretariat for National Defense


                               Page 11 of 15 Pages

EXECUTIVE OFFICERS
------------------
                           NAME                                                 POSITION
                           ----                                                 --------
Thierry Breton..........................................    Chairman and Chief Executive Officer; Chairman of
                                                            Orange, Personal Communication Services

Jacques Champeaux.......................................    Senior Vice President, assisting Thierry Breton for
                                                            Regulatory Affairs

Stephane Pallez.........................................    Senior Vice President for Financial Rebalancing and
                                                            Value Creation

Didier Lombard..........................................    Senior Executive Vice President, Technologies,
                                                            Strategic Partnerships and New Usages (FT 2005)

Olivier Barberot........................................    Senior Executive Vice President, Development and
                                                            Optimization of Human Competencies (FT 2005); Senior
                                                            Executive Vice President, Management Networks and
                                                            Internal Communications

Didier Quillot..........................................    Senior Vice President, Marketing and Branding
                                                            Coordination (FT 2005), in charge of Orange France

Barbara Dalibard........................................    Executive Vice President, Enterprise Communication
                                                            Services

Olivier Sichel..........................................    Executive Vice President, Home Communication Services

Sanjiv Ahuja............................................    Chairman of Orange, Personal Communication Services

Michel Davancens........................................    Executive Vice President, Sales and Services France
                                                            under the responsibility of Michel Combes

Jean-Paul Cottet........................................    Executive Vice President, International; Executive
                                                            Vice President, TOP Program

Jean-Philippe Vanot.....................................    Senior Vice President, Networks, Carriers and IT

Pascal Viginier.........................................    Senior Vice President, Technology and Innovation

                               Page 12 of 15 Pages

Louis-Pierre Wenes......................................    Senior Vice President, Sourcing

Patricia Langrand.......................................    Senior Vice President, Content Aggregation

Michel Combes...........................................    Senior Vice President, Finance, Chief Financial
                                                            Officer

Bernard Bresson.........................................    Senior Vice President, Human Resources

Jean-Yves Larrouturou...................................    Senior Vice President, General Secretary

Marc Meyer..............................................    Senior Vice President, External Communications





                               Page 13 of 15 Pages

                                   SCHEDULE II

         The following are the directors and executive officers of ATLAS SERVICES BELGIUM S.A. as of October 28, 2004 and, their principal occupation or employment. The business address of all such persons for purposes of this
Schedule 13D is ATLAS SERVICES BELGIUM S.A., 149, rue du Colonel Bourg, 1140 Brussels, Belgium. Johan van den Cruijce and Olivier Ysewijn are citizens of Belgium. Patrice Couturier, Bernard Izerable and Bernard Ghillebaert are citizens of France.

DIRECTORS
---------
                           NAME                                        PRINCIPAL OCCUPATION
                           ----                                        --------------------
Patrice Couturier.......................................    Controlling Officer Responsible for Subsidiaries,
                                                            France Telecom

Bernard Izerable........................................    Director of Mergers and Acquisitions of France
                                                            Telecom

Bernard Ghillebaert.....................................    Chief Executive Officer of Orange U.K.

Johan van den Cruijce...................................    Legal Counsel, Wirefree Services Belgium

Olivier Ysewijn.........................................    Head of Corporate Finance, Mobistar











                               Page 14 of 15 Pages

                                  SCHEDULE III

         The following are the directors and executive officers of COGECOM S.A. as of October 28, 2004 and, their principal occupation or employment. The business address of all such persons for purposes of this Schedule 13D is COGECOM S.A., 6, place d'Alleray, 75505 Paris Cedex 15, France. Each of such directors and executive officers is a citizen of France.

DIRECTORS
---------
                           NAME                                        PRINCIPAL OCCUPATION
                           ----                                        --------------------
Pierre Hilaire..........................................    Director of Financial Information of France Telecom
Jacques Champeaux.......................................    Senior Vice President, assisting Thierry Breton for
                                                            Regulatory Affairs, of France Telecom
Michel Poirier..........................................    Director of Financing and Treasury Operations of
                                                            France Telecom
Alain Gauterie..........................................    Director of Accounting of France Telecom
Christophe Bresson......................................    Director of Tax of France Telecom



EXECUTIVE OFFICERS
------------------
                           NAME                                      POSITION
                           ----                                      --------
Pierre Hilaire..........................................    Chief Executive Officer
Michel Poirier..........................................    Delegated General Director
Jean-Philippe Roulet....................................    Delegated General Director






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